UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Permian Resources Corporation

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

71424F105

(CUSIP Number)

John Charles Bell

Permian Resources Corporation

300 N. Marienfeld St., Ste 1000

Midland, TX 79701

(432) 695-4222

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71424F105	13D	Page 1 of 6 pages

1	Names of Reporting Persons James H. Walter
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 17,467,681
	8	Shared Voting Power 0
	9	Sole Dispositive Power 17,467,681
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,467,681
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 5.7%
14	Type of Reporting Person IN

CUSIP No. 71424F105	13D	Page 2 of 6 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Permian Resources Corporation, a Delaware corporation (the “Issuer”), whose principal executive office is located at 300 N. Marienfeld St., Ste 1000, Midland, TX 79701.

Item 2.	Identity and Background.

The Schedule 13D is being filed by James H. Walter (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Permian Resources Corporation, 300 N. Marienfeld St., Ste 1000, Midland, TX 79701. The Reporting Person’s present principal occupation is Co-Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities acquired by the Reporting Person. Pursuant to the Business Combination Agreement, upon consummation of the Merger (as defined below), the Reporting Person received 14,477,692 Common Units (as defined below) and Bedford Family Partners, L.P., an investment partnership controlled by the Reporting Person, received 2,989,989 Common Units. The Reporting Person and Bedford Family Partners, L.P. also each received an equal number of Class C Common Stock (as defined below).

Item 4.	Purpose of Transaction.

Business Combination

On September 1, 2022, pursuant to a Business Combination Agreement, dated as of May 19, 2022 (the “Business Combination Agreement”), by and among Centennial Resource Development, Inc., Centennial Resource Production, LLC (“CRP”), Colgate Energy Partners III, LLC (“Colgate”), and, solely for purposes of the specified provisions therein, Colgate Energy Partners III MidCo, LLC (the “Colgate Unitholder”), CRP merged with and into Colgate (the “Merger” and, along with the transactions contemplated in the Merger Agreement, the “Business Combination”), with CRP surviving the Merger and continuing as a subsidiary of the Issuer. Upon consummation of the Merger, Centennial Resource Development, Inc. was renamed Permian Resources Corporation and CRP was renamed Permian Resources Operating, LLC (“OpCo”).

CUSIP No. 71424F105	13D	Page 3 of 6 pages

Pursuant to the terms of the Business Combination Agreement, at the effective time of the Merger, (a) all membership interests of CRP, issued and outstanding immediately prior to the effective time, were converted into a number of validly issued, fully paid and nonassessable (except as limited by the Delaware Limited Liability Company Act) units in OpCo (the “Common Units”) equal to the number of shares of Class A Common Stock that were outstanding immediately after the Business Combination, and the Issuer remained as the manager of OpCo, and (b) all of the Colgate Unitholder’s sole membership interest in Colgate was exchanged for 269,300,000 shares of the Issuer’s Class C common stock, par value $0.0001 per share (the “Class C Common Stock” and together with the Class A Common Stock, the “Common Stock”), 269,300,000 additional Common Units and $525,000,000 of cash.

Registration Rights Agreement and Lock-Up Provision

On September 1, 2022, in connection with the Business Combination, the Issuer and certain stockholders (each such party, a “Holder” and collectively, the “Holders”) entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to (a) register for resale (i) shares of Class A Common Stock issuable upon the redemption or exchange of the Common Units and corresponding shares of Class C Common Stock in accordance with the Sixth Amended and Restated Limited Liability Company Agreement of OpCo (the “A&R LLC Agreement”), (ii) any outstanding shares of Class A Common Stock or any other equity security (including the shares of Class A Common Stock issued or issuable upon the exercise of any other equity security) of the Issuer, and (iii) any other equity security of the Issuer issued or issuable with respect to any such share of Class A Common Stock by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization (collectively, the “Registrable Securities”), and (b) within five business days following September 1, 2022, file with the U.S. Securities and Exchange Commission a registration statement registering the resale of all Registrable Securities permitted to be registered for resale from time to time. The Holders will also receive certain “piggyback” registration rights to participate in underwritten offerings of the Issuer, subject to customary exceptions, and rights to demand certain underwritten offerings.

Pursuant to the Registration Rights Agreement, the Holders have, subject to limited exceptions, agreed to a lock-up on their respective shares of Common Stock, Common Units (including the shares of Class A Common Stock issuable upon exchange of the Common Units in accordance with the A&R LLC Agreement) and any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Common Stock (collectively, the “Lock-Up Securities”), pursuant to which such parties will not transfer such Lock-Up Securities until March 1, 2023, subject to certain customary exceptions.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

CUSIP No. 71424F105	13D	Page 4 of 6 pages

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to the lock-up terms in the Registration Rights Agreement, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his capacity as Co-Chief Executive Officer and Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Class A Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 17,467,681

•	Percent of Class: 5.7%

•	Number of shares the Reporting Person has:

•	Sole power to vote or direct the vote: 17,467,681

•	Shared power to vote: 0

•	Sole power to dispose or direct the disposition of: 17,467,681

•	Shared power to dispose or direct the disposition of: 0

CUSIP No. 71424F105	13D	Page 5 of 6 pages

The share amount reported herein consists of (i) 14,477,692 Common Units held directly by the Reporting Person and (ii) 2,989,989 Common Units held by Bedford Family Partners, L.P., an investment partnership controlled by the Reporting Person. At the request of the Reporting Person, each such Common Unit and a corresponding share of Class C Common Stock may be redeemed for newly-issued shares of Class A Common Stock on a one-for-one basis.

The above percentage is based on 288,003,831 shares of Class A Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement, and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

Other than as described above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Registration Rights Agreement, dated as of September 1, 2022, by and among Permian Resources Corporation (formerly known as Centennial Resource Development, Inc.), Colgate Energy Partners III MidCo, LLC and each of the parties designated by Colgate Energy Partners III MidCo, LLC and listed on the signature pages thereto (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed on September 8, 2022).

CUSIP No. 71424F105	13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

By:	/s/ James H. Walter
Name:	James H. Walter